Brent D. Fassett

(720) 566-4025

bfassett@cooley.com

June 4, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Amy Reischauer
Jim Peklenk
Andrew Mew

Re:	GlobeImmune, Inc. Registration Statement on Form S-1 (File No. 333-194606)

Dear Mr. Riedler, Ms. Reischauer, Mr. Peklenk, and Mr. Mew:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client GlobeImmune, Inc. (the “Company”), is Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2014 and previously amended on April 29, 2014 (“Amendment No. 1”) and on May 21, 2014 (“Amendment No. 2”). The copy of Amendment No. 3 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 2.

Amendment No. 3 is being filed in response to a comment received from the staff of the Commission (the “Staff”) by letter dated June 2, 2014 with respect to the Registration Statement (the “Comment Letter”) and comments received from the Staff by letter dated June 2, 2014 regarding the confidential treatment request sent by the Company and filed with the Commission on March 18, 2014, as amended May 21, 2014. The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of the responses below correspond to the page numbers of Amendment No. 3.

Staff Comments and Company Responses

Statements of Operations and Comprehensive Income and Loss, F-4

1. Research and development expenses on your statement of operations and comprehensive income and loss do not agree with amounts disclosed in Note 3(o) to your

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023    T: (720) 566-4000    F: (720) 566-4099    WWW.COOLEY.COM

June 4, 2014

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financial statements. Please revise your statement of operations and comprehensive income and loss accordingly. If, in this regard, the line item costs of collaboration license and services and costs of manufacturing services are research and development expenses as indicated on page 66, we will not object if you include three line items (i.e. these line items along with the line item currently referred to as research and development expenses although perhaps this latter item should be identified as other or something descriptive of its nature) in your presentation under a heading labeled research and development that sums to a new line item representing total research and development expenses, which agrees with amounts disclosed in Note 3(o) of your financial statements. Please make conforming changes throughout your filing.

Response: The Company acknowledges the Staff’s comment and has expanded and revised the disclosure on pages 12, 61, 66, 69, 70, 71, 72, 73, 120, F-4 and F-15 of Amendment No. 3 as requested.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to me at (720) 566-4025 or Francis R. Wheeler at (720) 566-4231.

Sincerely,

Cooley LLP

/s/ Brent D. Fassett

Brent D. Fassett

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023    T: (720) 566-4000    F: (720) 566-4099    WWW.COOLEY.COM